November 21, 2008

VIA EDGAR AND FACSIMILE (202) 772-9218

Mr. Geoffrey Kruczek, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Re:	M-Wave, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 30, 2008
File No. 000-19944

Dear Mr. Kruczek:

On behalf of M-Wave, Inc. (the “Company” or “we”), we submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), this letter in response to the Staff’s comments to the Revised Preliminary Proxy Statement on Schedule 14A of the Company (the “Proxy”) filed on October 30, 2008.  Concurrently we have electronically filed an amended Proxy.  The Staff’s comments are set forth in a letter dated November 18, 2008.  For your convenience, we have recited the comments from the Staff in bold and have followed each comment with our response.

1.	When you file an amendment, please ensure that you include in your response the written acknowledgments at the end of this letter.

Response:

We have noted your comment and will include the written acknowledgements at the end of this letter.

Unaudited Pro forma Combined Condensed Financial Statements, page 11

2.	Please ensure the pro forma financial information complies with the updating requirements in Rule 8-05(b) of Regulation S-X.

Response:

We have noted your comment and have updated our financial information for the most recent interim period.  In connection with all of the Staff’s comments pertaining to this section, please see Exhibit A hereto, which represents the relevant section of the Schedule 14A updated, and Exhibit B, which represents the same information redlined against the prior filing.

3.
Please refer to comment 2 in our letter dated October 16, 2008.  The historical financial information presented in your pro forma financial statements does not agree with your historical financial statements presented in your previously filed financial statements.  Please revise to reconcile.

Response:

We have noted your comment, and believe that updating the information requested in comment 2 noted above, should revise the historical financial statements to agree with previously filed financial statements.

4.
In this regard we noted you have revised to include unaudited pro forma income statements and balance sheets as of December 31, 2007 and 2006.  Pro forma balance sheets are required as of most recent balance sheet date only.  Accordingly, please revise the filing to remove the pro forma balance sheet as of December 31, 2007 and 2008, or tell us whey including is appropriate.

Response:

We have noted your comment and will amend the proxy to include only the appropriate pro forma financial statements.

5.
Please revise to clarify how revenues and expenses have been derived.  That is, explain if these are actual costs and expenses.  If you have allocated certain of these costs, please identify them, describe the allocation methods used and include management’s representation that he methods used are reasonable.

Response:

We have noted your comment and have revised the introduction to the  pro forma financial presentation to further explain the methodology in presenting the pro forma information.

6.
Material nonrecurring charges or credits directly attributable to the transaction, which will be included in the income of the company in the twelve months following the transaction, should be disclosed in a not to the pro forma income statement pursuant to Rule 11-02(5) Regulation S-X.  You should clearly indicate that such charges or credits were not considered in the pro forma income statement.  Although material nonrecurring items should be excluded from the pro forma income statements, they should be reflected in the pro forma balance sheet.  For example, dividend payments, and any other significant nonrecurring charges or transactions directly associated with the sale, should be reflected in the pro forma balance sheet but no in the pro forma income statements.  The accompanying narrative and/or footnotes should so indicate.  Please revise accordingly.

Response:

We have noted your comment and have revised the corresponding footnotes in the pro forma presentation as requested.  The footnotes are now added to the end of the pro forma financial statements.

7.
Please discuss the terms of the promissory note issued by the purchaser.  It appears that the company will pay interest at a rate of 12% per year, but the note will be assumed by Messrs. Turek and Duke at closing.  Please discuss and tell us your basis in GAAP for your proposed accounting.

Response:

We have noted your comment regarding the promissory note, and would like to further clarify that the loan evidenced by the promissory note issued to Messrs, Turek and Duke was constructed to provide temporary working capital funding for the Company until the transaction can be voted on by shareholders and consumated, at which time, the purchasers will assume the note eliminating any further liability to the Company.  Additionally, this will be disclosed in the introduction to the pro forma financials.  The Company will pay interest on the note at a rate of 12% per annum from the time the funds are provided until the time the transaction is consummated.

8.
We note warrants were issued on July 25, 2008 as consideration for receiving a waiver of dividends by holders of the company’s Series B preferred shares.  Please tell us how you accounted for the waiver and subsequent warrant issuance.  Support that your accounting complies with generally accepted accounting principles.

Response:

We have noted you comment in regards to the issuance of warrants in consideration for dividend waivers.  The warrants were accounted using the Black-Scholes pricing model, with the assumptions used and expenses recorded being disclosed in our 10-Q for the period ended September 30, 2008 filed on November 13, 2008.

Background, page 21

9.	Regarding your response to prior comment 7, please:

•	expand your disclosure to describe the “adverse change in the operations” of Blue Sun that was the basis for your decision to terminate the merger agreement in February, 2008;

•
disclose when the Special Committee requested that Messrs. Turek and Duke submit a revised proposal, including the terms, if any, proposed by the Special Committee to “enable the Company to operate without disruption until the transaction [closed].”  If the Special Committee did not specify any such terms to be included, please disclose that fact; and

•
clarify why the revised proposal submitted July 25, 2008 was not approved until September 67, 2008, as noted on page 23, and why your board agreed to extend the deadline by which you were to receive the loan from M-Wave International.

Response:

We have noted you comment and will expand our disclosure in the proxy relating to the termination of the Blue Sun merger agreement to state that the primary reason the transaction was terminated related to a material adverse change in the business of Blue Sun, primarily, the calling of a note by one of their lenders that raised serious questions in regards to their financial stability.  This caused the Board to reconsider the value of Blue Sun to the shareholders of M-Wave, ultimately leading to termination of the agreement with Blue Sun in February 2008.  We will further revise our proxy disclosure to clarify that the Special Committee did not specify and terms to be included in the revised proposal.  We will also revise our disclosure regarding the timing between receiving the fairness opinion and the board approving the transaction to state that the parties were preparing the definitive agreements which were approved by the board on September 6, 2008.  Lastly, we will revise the disclosure in the proxy relating to the extension of the date to provide the loan proceeds to reflect that the lending party did not have access to the funds by the date specified in the agreements, but has subsequently received the funds and can provide them to the Company by the amended December 1st date.

Consideration/Use of Proceeds, page 24

10.
We note your response to prior comment 9.  Please revise your disclosure here and in the Summary to state the amount of proceeds that will remain after the satisfaction of your retained liabilities.  Also expand your disclosure to state whether you believe this amount will be sufficient to accomplish a business combination transaction and satisfy the tax obligations mentioned on pages 9 and 32, or whether additional financing will be required.

Response:

We acknowledge you comment and will amend the disclosure in the proxy to state that there will be approximately $75,000 in funds available for a business combination assuming all of the remaining liabilities are fully satisfied.  We will further state that in order for a business combination to be successfully completed, the Company may need to raise additional funds, although at this point and time there are no assurances that additional funds will be necessary.  We will also further expand our disclosure to state that we believe that neither the remaining funds, nor any potential future funds will be needed to satisfy any tax obligations due to the Company’s net operating loss, which is currently approximately $19 million.

Nature of Our Business Following the Transaction, page 32

11.
We not from your response to prior comment 15 that Mr. Cataldo was “brought on” as director to investigate post-transaction combinations.  Please clarify the nature of any material relationships, arrangements or understandings between Mr. Cataldo and your officers and directors regarding his nomination or appointment and the purposes for which he was appointed or nominated, such as those concerning any post-transaction combination.  Also disclose who will “oversee day to day operations of the shell” if Mr. Cataldo and Mr. Nelson are not elected to your board.

Response:

We acknowledge your comment and will revise the proxy disclosure to state that there were no material relationships, arrangements, or understandings between Mr. Cataldo and the Company’s officers and directors in regards to his nomination or appointment and for the purposes for which he was appointed and nominated, i.e. any post-transaction combination.  We will further disclose that we believe that whoever is elected as director(s) at this meeting will effectively run the day to day operations of the shell.  Please be advised only Messrs. Nelson and Cataldo were proposed as the management slate, and a simple plurality is needed to be elected director, and that no other alternative slate of candidates has been presented.  We feel confident that Mr. Cataldo and Mr. Nelson will be elected at the meeting, and will be able to run the day to day operations of the shell.

Security Ownership of Certain Beneficial Owners and Management, page 44

12.
We note your response to prior comment 19.  Please clarify the nature of the relationship between MAG Capital and Asset Managers International.  It appears from footnote 10 that they share the same business address.  Also, provide the name of the person(s) holding voting and/or dispositive power with respect to the shares held by Asset Managers International; it is unclear whether the authorized signatory identified in footnote 10 exercises such power.

Response:

We acknowledge you comment and will revise our table of beneficial ownership to properly reflect the address and proper contact of Asset Managers International.  The proper address is One Knightsbridge, London SW1X7XL and the managing director is Lewis Chester.

In connection with responding to your comments, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any additional comments or questions, please do not hesitate to contact me at (630) 562-5550 ext 4720.

Sincerely,

/s/ Jeff Figlewicz

Jeff Figlewicz
Acting Chief Financial Officer

Cc: David Selengut
       James Mangan

EXHIBIT A

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

The pro forma financial information presented below reflects the sale of M-Wave’s current operations in the Transaction. In addition, the information reflects the financial results for the assets to be sold for the two most recent fiscal years.

At the effective time of the Transaction, M-Wave will sell substantially all of its assets pertaining to its current operations to M-Wave International for consideration of a $500,000 loan, evidenced by a promissory note, and $500,000 payable at the closing of the Transaction. M-Wave will retain certain liabilities, primarily certain historical legal costs of approximately $300,000 and cost of a directors and officers tail policy of approximately $125,000; however, its liability under the promissory note will be extinguished.

The historical financial information on which the pro forma statements are based is included in our Annual Report on Form 10-KSB for the fiscal years ended December 31, 2007 and December 31, 2006, originally filed on May 31, 2008 (as amended on September 19, 2008) and April 2, 2007 (as amended on October 22, 2007), respectively and our Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2008 filed on November 13, 2008. In creating the pro forma information, it was assumed that all revenues, cost of goods sold and sales expenses will be eliminated as a result of the transaction.  Administrative expenses such as operating salaries, rent, telephone, IT, etc. will also be eliminated.  Costs of corporate executives, board fees, legal and audit costs, franchise taxes, directors and officers' liability insurance, and listing fees will remain with the corporate entity as presented in the pro forma financials.  Costs associated with the transactions have been excluded from presentation of the statements of operations, but are included in the pro forma consolidated balance sheet.  No other significant assumptions are included in the pro forma financial information. All other adjustments are of an historical nature. The pro forma financial information should be read in conjunction with our historical consolidated financial statements

THE PRO FORMA INFORMATION PRESENTED IS NOT NECESSARILY INDICATIVE OF THAT WHICH WOULD HAVE BEEN ATTAINED HAD THE ASSET SALE OCCURRED AT AN EARLIER DATE.

M-Wave, Inc.
Pro Forma Condensed Statement of Operations
For the Nine Months Ended September 30, 2008
(unaudited)

	Nine Months Ended September 30, 2008
	As Reported		Pro Forma Adjustments			Pro Forma, As Adjusted

Net Sales		$9,267,972	$	(9,267,972)	(A)		$0
Cost of Goods Sold		7,078,101		(7,078,101)	(A)		0
Gross profit		2,189,871		(2,189,871)			0

Operating Expenses:
General and administrative		2,094,573		(1,608,378)	(A)		486,195	(F-G)
Selling and marketing		591,897		(591,897)	(A)		0
Total operating expenses		2,686,470		(2,200,275)			486,195

Net loss	$	(496,599)	$	(10,404)		$	(486,195)

Net loss per share, basic and diluted		$(0.27)					$(0.27)
Weighted average shares outstanding		1,813,150					1,813,150

M-Wave, Inc.
Pro Forma Condensed Combined Balance Sheet
(unaudited)

	September 30, 2008	Pro Forma Adjustments			Pro Forma, As Adjusted
ASSETS	(As Reported)
CURRENT ASSETS:
Cash and cash equivalents	$223,759		$276,241	(A)	$500,000	(B)
Accounts receivable, net	1,202,381		(1,202,381)	(A)	-
Inventories, net	2,014,322		(2,014,322)	(A)	-
Prepaid expenses and other assets	61,106		(61,106)	(A)	-
Total current assets	3,501,568		(3,001,568)		500,000
EQUIPMENT:
Equipment	424,910		(424,910)	(A)	-
Less accumulated depreciation	(289,856)		289,856	(A)	-
Equipment, net	135,054		(135,054)		-
TOTAL	$3,636,622	$	(3,136,622)		$500,000

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,423,528	$	(2,123,528)	(A)	$300,000	(C)
Accrued expenses	214,428		(89,428)	(A)	125,000	(C)
Total current liabilities	2,637,956		(2,212,956)		425,000

STOCKHOLDERS' EQUITY:
Convertible Preferred stock, $100 par value	7,499,597		-		7,499,597	(D)
Common stock, $.005 par value	11,236		-		11,236	(D)
Additional paid-in capital	14,472,958		-		14,472,958	(D)
Accumulated deficit	(18,699,955)		(923,666)	(A)	(19,623,621)	(D) (E)
Treasury stock, at cost	(2,285,170)		-		(2,285,170)	(D)
Total stockholders' equity	998,666		(923,666)		75,000
TOTAL	$3,636,622	$	(3,136,622)		$500,000

M-Wave, Inc.
Pro Forma Condensed Statement of Operations
For the Year Ended December 31, 2007
(unaudited)

	For the Year Ended December 31, 2007
	As Reported		Pro Forma Adjustments			Pro Forma, As Adjusted

Net Sales		$11,600,535	$	(11,600,535)	(A)	$0
Cost of Goods Sold		8,763,088		(8,763,088)	(A)	0
Gross profit		2,837,447		(2,837,447)		0

Operating Expenses:
General and administrative		3,515,616		(2,503,426)	(A)	1,012,190	(F- G)
Selling and marketing		860,564		(860,564)	(A)	0
Total operating expenses		4,376,180		(3,363,990)		1,012,190

Net loss	$	(1,538,733)	$	(526,543)		$(1,012,190)

Net loss per share, basic and diluted		$(0.86)				$(0.56)
Weighted average shares outstanding		1,796,657				1,796,657

M-Wave, Inc.
Pro Forma Condensed Statement of Operations
For the Year Ended December 31, 2006
(unaudited)

	For the Year Ended December 31, 2006
	As Reported		Pro Forma Adjustments			Pro Forma, As Adjusted

Net Sales		$9,762,154	$	(9,762,154)	(A)		$0
Cost of Goods Sold		7,275,029		(7,275,029)	(A)		0
Gross profit		2,487,125		(2,487,125)			0

Operating Expenses:
General and administrative		3,976,044		(2,612,288)	(A)		1,363,756	(F - G)
Selling and marketing		820,650		(820,650)	(A)		0
Total operating expenses		4,796,694		(3,432,938)			1,363,756
Operating loss		(2,309,569)		(945,813)			(1,363,756)

Interest Expense		(419,028)		419,028	(H)		0
Loss from continuing operations		(2,728,597)		(526,785)			(1,363,756)

Dividends on preferred stock		(235,943)		235,943	(I)		0
Loss available to common shareholders	$	(2,964,540)		$(290,842)		$	(1,363,756)

Net loss per share, basic and diluted		$(1.85)					$(0.85)
Weighted average shares outstanding		1,604,794					1,604,794

Acquired Assets
Pro Forma Condensed Statement of Operations
(unaudited)

	Nine Months Ended September 30, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006

Net Sales	$9,267,972	$11,600,535	$9,762,154
Cost of Goods Sold	7,078,101	8,763,088	7,275,029
Gross profit	2,189,871	2,837,447	5,027,318

Operating Expenses:
General and administrative	1,208,378	1,203,426	1,412,288
Selling and marketing	591,897	860,564	820,650
Total operating expenses	1,800,275	2,063,990	3,864,265

Net income	$389,596	$773,457	$1,163,053

Acquired Assets
Pro Forma Condensed Balance Sheet
(unaudited)

September 30, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$223,759
Accounts receivable, net	1,202,381
Inventories, net	2,014,322
Prepaid expenses and other assets	61,106
Total current assets	3,501,568
EQUIPMENT:
Equipment	424,910
Less accumulated depreciation	(289,856)
Equipment, net	135,054
TOTAL	$3,636,622

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,123,528
Accrued expenses	214,428
Note payable	-
Total current liabilities	2,337,956

STOCKHOLDERS' EQUITY:
Additional paid-in capital	1,298,666
Total stockholders' equity	1,298,666
TOTAL	$3,636,622

Footnotes
(A) To reflect the sale of the sale of the assets and liabilities as of the beginning of the respective period presented.
The pro forma adjustments reflect the carrying value of the assets and liabilities as of the respective reporting period.
(B) Reflects cash received for purchase of operating assets
(C) Reflects liabilities not assumed in sale of operating assets
(D) Reflects remaining equity after sale of operating assets
(E) Material nonrecurring charges or credits are included in the pro forma balance sheet presentation
(F) To reflect costs of public entity, including executive salaries, legal and audit costs, director fees, director and officer liability insurance, stock compensation expense, franchise taxes, and listing fees
(G) Material nonrecurring charges or credits related to the transaction are not included
(H) To elminate interest expense
(I) To eliminate dividends on preferred stock

EXHIBIT B

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

The pro forma financial information presented below reflects the sale of M-Wave’s current operations in the Transaction. In addition, the information reflects the financial results for the assets to be sold for the two most recent fiscal years.

At the effective time of the Transaction, M-Wave will sell substantially all of its assets pertaining to its current operations to M-Wave International for consideration of a $500,000 loan, evidenced by a promissory note, and $500,000 payable at the closing of the Transaction. M-Wave will retain certain liabilities, primarily certain historical legal costs of approximately $300,000 and cost of a directors and officers tail policy of approximately $125,000; however, its liability under the promissory note will be extinguished.

The historical financial information on which the pro forma statements are based is included in our Annual Report on Form 10-KSB for the fiscal years ended December 31, 2007 and December 31, 2006, originally filed on May 31, 2008 (as amended on September 19, 2008) and April 2, 2007 (as amended on October 22, 2007), respectively and our Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2008 filed on November 13, 2008. In creating the pro forma information, it was assumed that all revenues, cost of goods sold and sales expenses will be eliminated as a result of the transaction.  Administrative expenses such as operating salaries, rent, telephone, IT, etc. will also be eliminated.  Costs of corporate executives, board fees, legal and audit costs, franchise taxes, directors and officers' liability insurance, and listing fees will remain with the corporate entity as presented in the pro forma financials.  Costs associated with the transactions have been excluded from presentation of the statements of operations, but are included in the pro forma consolidated balance sheet.  No other significant assumptions are included in the pro forma financial information. All other adjustments are of an historical nature. The pro forma financial information should be read in conjunction with our historical consolidated financial statements

THE PRO FORMA INFORMATION PRESENTED IS NOT NECESSARILY INDICATIVE OF THAT WHICH WOULD HAVE BEEN ATTAINED HAD THE ASSET SALE OCCURRED AT AN EARLIER DATE.

M-Wave, Inc.
Pro Forma Condensed Statement of Operations
For the Nine Months Ended September 30, 2008
(unaudited)

	Nine Months Ended September 30, 2008
	As Reported		Pro Forma Adjustments			Pro Forma, As Adjusted

Net Sales		$9,267,972	$	(9,267,972)	(A)		$0
Cost of Goods Sold		7,078,101		(7,078,101)	(A)		0
Gross profit		2,189,871		(2,189,871)			0

Operating Expenses:
General and administrative		2,094,573		(1,608,378)	(A)		486,195	(F-G)
Selling and marketing		591,897		(591,897)	(A)		0
Total operating expenses		2,686,470		(2,200,275)			486,195

Net loss	$	(496,599)	$	(10,404)		$	(486,195)

Net loss per share, basic and diluted		$(0.27)					$(0.27)
Weighted average shares outstanding		1,813,150					1,813,150

M-Wave, Inc.
Pro Forma Condensed Combined Balance Sheet
(unaudited)

	September 30, 2008	Pro Forma Adjustments			Pro Forma, As Adjusted
ASSETS	(As Reported)
CURRENT ASSETS:
Cash and cash equivalents	$223,759		$276,241	(A)	$500,000	(B)
Accounts receivable, net	1,202,381		(1,202,381)	(A)	-
Inventories, net	2,014,322		(2,014,322)	(A)	-
Prepaid expenses and other assets	61,106		(61,106)	(A)	-
Total current assets	3,501,568		(3,001,568)		500,000
EQUIPMENT:
Equipment	424,910		(424,910)	(A)	-
Less accumulated depreciation	(289,856)		289,856	(A)	-
Equipment, net	135,054		(135,054)		-
TOTAL	$3,636,622	$	(3,136,622)		$500,000

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,423,528	$	(2,123,528)	(A)	$300,000	(C)
Accrued expenses	214,428		(89,428)	(A)	125,000	(C)
Total current liabilities	2,637,956		(2,212,956)		425,000

STOCKHOLDERS' EQUITY:
Convertible Preferred stock, $100 par value	7,499,597		-		7,499,597	(D)
Common stock, $.005 par value	11,236		-		11,236	(D)
Additional paid-in capital	14,472,958		-		14,472,958	(D)
Accumulated deficit	(18,699,955)		(923,666)	(A)	(19,623,621)	(D) (E)
Treasury stock, at cost	(2,285,170)		-		(2,285,170)	(D)
Total stockholders' equity	998,666		(923,666)		75,000
TOTAL	$3,636,622	$	(3,136,622)		$500,000

M-Wave, Inc.
Pro Forma Condensed Statement of Operations
For the Year Ended December 31, 2007
(unaudited)

	For the Year Ended December 31, 2007
	As Reported		Pro Forma Adjustments			Pro Forma, As Adjusted

Net Sales		$11,600,535	$	(11,600,535)	(A)	$0
Cost of Goods Sold		8,763,088		(8,763,088)	(A)	0
Gross profit		2,837,447		(2,837,447)		0

Operating Expenses:
General and administrative		3,515,616		(2,503,426)	(A)	1,012,190	(F- G)
Selling and marketing		860,564		(860,564)	(A)	0
Total operating expenses		4,376,180		(3,363,990)		1,012,190

Net loss	$	(1,538,733)	$	(526,543)		$(1,012,190)

Net loss per share, basic and diluted		$(0.86)				$(0.56)
Weighted average shares outstanding		1,796,657				1,796,657

M-Wave, Inc.
Pro Forma Condensed Statement of Operations
For the Year Ended December 31, 2006
(unaudited)

	For the Year Ended December 31, 2006
	As Reported		Pro Forma Adjustments			Pro Forma, As Adjusted

Net Sales		$9,762,154	$	(9,762,154)	(A)		$0
Cost of Goods Sold		7,275,029		(7,275,029)	(A)		0
Gross profit		2,487,125		(2,487,125)			0

Operating Expenses:
General and administrative		3,976,044		(2,612,288)	(A)		1,363,756	(F - G)
Selling and marketing		820,650		(820,650)	(A)		0
Total operating expenses		4,796,694		(3,432,938)			1,363,756
Operating loss		(2,309,569)		(945,813)			(1,363,756)

Interest Expense		(419,028)		419,028	(H)		0
Loss from continuing operations		(2,728,597)		(526,785)			(1,363,756)

Dividends on preferred stock		(235,943)		235,943	(I)		0
Loss available to common shareholders	$	(2,964,540)		$(290,842)		$	(1,363,756)

Net loss per share, basic and diluted		$(1.85)					$(0.85)
Weighted average shares outstanding		1,604,794					1,604,794

Acquired Assets
Pro Forma Condensed Statement of Operations
(unaudited)

	Nine Months Ended September 30, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006

Net Sales	$9,267,972	$11,600,535	$9,762,154
Cost of Goods Sold	7,078,101	8,763,088	7,275,029
Gross profit	2,189,871	2,837,447	5,027,318

Operating Expenses:
General and administrative	1,208,378	1,203,426	1,412,288
Selling and marketing	591,897	860,564	820,650
Total operating expenses	1,800,275	2,063,990	3,864,265

Net income	$389,596	$773,457	$1,163,053

Acquired Assets
Pro Forma Condensed Balance Sheet
(unaudited)

September 30, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$223,759
Accounts receivable, net	1,202,381
Inventories, net	2,014,322
Prepaid expenses and other assets	61,106
Total current assets	3,501,568
EQUIPMENT:
Equipment	424,910
Less accumulated depreciation	(289,856)
Equipment, net	135,054
TOTAL	$3,636,622

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,123,528
Accrued expenses	214,428
Note payable	-
Total current liabilities	2,337,956

STOCKHOLDERS' EQUITY:
Additional paid-in capital	1,298,666
Total stockholders' equity	1,298,666
TOTAL	$3,636,622